Filed by Welsbach Technology Metals Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Welsbach Technology Metals Acquisition Corp.

Registration No.: 333-283119

Date: January 24, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (date of earliest event reported): January 24, 2025

Welsbach Technology Metals Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41183	87-1006702
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4422 N. Ravenswood Ave #1025

Chicago, Illinois 60640

(Address and zip code of principal executive offices)

(251) 280-1980

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and one Right to receive one-tenth of one share of Common Stock	WTMAU	N/A
Common Stock, $0.0001 par value per share	WTMA	N/A
Rights, each exchangeable into one-tenth of one share of Common Stock	WTMAR	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 hereto is an investor presentation that Welsbach Technology Metals Acquisition Corp. (“WTMA”) and Evolution Metals LLC (“EM”) have prepared in connection with the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by the Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of November 11, 2024, by and among WTMA, WTMA Merger Subsidiary LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of WTMA, and EM.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any of WTMA’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this report in such filing.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Current Report on Form 8-K, the words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the current expectations and beliefs of the management of WTMA and EM, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: WTMA’s ability to complete the proposed Business Combination or, if WTMA does not consummate such Business Combination, any other initial business combination; the risk that the consummation of the proposed Business Combination is significantly delayed; the ability to recognize the anticipated benefits of the proposed Business Combination; the risk that the announcement and consummation of proposed Business Combination disrupts EM’s current plans; New EM’s ability to successfully integrate the business and operations of the target companies (the “Target Companies”) into its ongoing business operations and realize the intended benefits of New EM’s acquisition of the Target Companies; New EM’s ability to secure sufficient funding to successfully rebuild CMR’s recycling facility with significant expansion on management’s expected timeline and budget, or at all; the impact of litigation related to the fire at CMR’s recycling facility; unexpected costs related to proposed Business Combination; expectations regarding New EM’s strategies and future financial performance, including future business plans, expansion and acquisition plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, product and service acceptance, market trends, liquidity, cash flows and uses of cash, capital expenditures, and New EM’s ability to invest in growth initiatives; satisfaction or waiver (if applicable) of the conditions to proposed Business Combination, including, among other things: (i) approval of proposed Business Combination and related agreements and transactions by WTMA stockholders, the holder of the EM member units and the holders of the equity interests of the Target Companies, (ii) effectiveness of the registration statement on Form S-4, (iii) receipt of approval for listing on Nasdaq Stock Market LLC (“Nasdaq”) the shares of WTMA Common Stock to be issued in connection with proposed Business Combination, and (iv) the absence of any injunctions; that the amount of cash available in the trust account is at least equal to the minimum available cash condition amount; the occurrence of any other event, change or other circumstances that could give rise to the termination of proposed Business Combination; the implementation, market acceptance and success of New EM’s business model and growth strategy; the ability to obtain or maintain the listing of New EM’s common stock on Nasdaq following proposed Business Combination; limited liquidity and trading of WTMA’s public securities; the amount of any redemptions by existing holders of WTMA Common Stock being greater than expected; WTMA’s ability to raise financing in the future; WTMA’s success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of proposed Business Combination; WTMA officers and directors allocating their time to other businesses and potentially having conflicts of interest with WTMA’s business or in approving proposed Business Combination; the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; the impact of the regulatory environment and complexities with compliance related to such environment, including New EM’s ability to meet, and continue to meet, applicable regulatory requirements; New EM’s ability to execute its business plan, including with respect to its technical development and commercialization of products, and its growth and go-to-market strategies; New EM’s ability to achieve sustained, long-term profitability and commercial success; operational risks, including with respect to New EM’s use of agents or resellers in certain jurisdictions, New EM’s ability to scale up its manufacturing quantities of its products, New EM’s outsourcing of manufacturing and such manufacturers’ ability to satisfy New EM’s manufacturing needs on a timely basis, the availability of components or raw materials used to manufacture New EM’s products and New EM’s ability to process customer order backlog; New EM’s revenue deriving from a limited number of customers; geopolitical risk and changes in applicable laws or regulations, including with respect to geopolitical risk and changes in applicable laws or regulations, including with respect to New EM’s planned operations outside of the U.S. and Korea; New EM’s ability to attract and retain talented personnel; New EM’s ability to compete with companies that have significantly more resources; New EM’s ability to meet certain certification and compliance standards; New EM’s ability to protect its intellectual property rights and ability to protect itself against potential intellectual property infringement claims; the outcome of any known and unknown litigation and regulatory proceedings, including any proceedings that may be instituted against WTMA or EM following announcement of the proposed Business Combination; the potential characterization of New EM as an investment company subject to the Investment Company Act of 1940, as amended; and other factors detailed under the section entitled “Risk Factors” in the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2024 and Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on January 24, 2025. Except to the extent required by applicable law or regulation, WTMA and EM undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

WTMA has filed with the SEC a registration statement on Form S-4, which includes a document that serves as a proxy statement and prospectus of WTMA, referred to as a “proxy statement/prospectus,” containing information about the proposed Business Combination and the respective businesses of WTMA and EM. WTMA will mail a definitive proxy statement/prospectus and other relevant documents after the SEC completes its review and the registration statement is declared effective. WTMA stockholders are urged to read the preliminary proxy statement/prospectus and any amendments thereto and, when available, the definitive proxy statement/prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the proposed Business Combination, because these documents will contain important information about WTMA, EM, and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of WTMA as of a record date to be established for voting on the proposed Business Combination. Stockholders of WTMA will also be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about WTMA without charge, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and WTMA’s other filings with the SEC can also be obtained, without charge, by directing a request to: chris@welsbach.sg. The information contained in, or that can be accessed through, WTMA’s website is not incorporated by reference in, and is not part of, this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

WTMA and EM and their respective directors and officers or managers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. WTMA stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of WTMA in WTMA’s proxy statement/prospectus.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from WTMA’s stockholders in connection with the proposed Business Combination will be included in the proxy statement/prospectus that WTMA intends to file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this report on Form 8-K:

Exhibit No.	Description
99.1	Investor Presentation of Welsbach Technology Metals Acquisition Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 24, 2025

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer and Director

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